

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2019

Patrick J. Grismer
Chief Financial Officer
STARBUCKS CORP
2401 Utah Avenue South
Seattle, Washington 98134

      Re: STARBUCKS CORP
          Form 10-Q for the Quarter Ended March 31, 2019
          Filed April 30, 2019
          File No. 000-20322

Dear Mr. Grismer:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Transportation and Leisure